FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐         Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

January 29, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Press Release dated January 19, 2010

EXHIBIT 99.1

For Immediate Release: NR 10-01

EXETER PLANS TO UNDERTAKE SPIN-OUT TRANSACTION TO CREATE TWO
INDEPENDENT COMPANIES

RESTRUCTURING TO UNLOCK THE VALUE OF THE HIGH GRADE CERRO MORO GOLD-SILVER
PROJECT IN ARGENTINA

Vancouver, B.C., January 19, 2010 – The Board of Directors of Exeter Resource Corporation(NYSE-Amex:XRA, TSX:XRC and Frankfurt: EXB – “Exeter” or the “Company”) has unanimously approved a proposal to undertake a spin-out transaction pursuant to which the assets of Exeter would be separated into two highly focused companies. Under the terms of the proposed transaction, Exeter will retain all assets relating to the Caspiche gold-copper discovery, together with approximately $50 million in working capital, and focus on the advancement of Caspiche. Exeter will transfer to a new corporation, Newco, Exeter’s Cerro Moro and other exploration properties in Argentina and approximately $25 million in working capital. Newco will then become an emerging gold-silver producer, focused on the high grade Cerro Moro gold-silver project in Argentina. It will be a condition to the closing of the transaction that Newco obtain conditional approval for the listing of its common shares on a major stock exchange.

The transaction is designed to create value for Exeter shareholders by unlocking the value of Cerro Moro and the other exploration properties in Argentina. Exeter shareholders will be asked to vote on the proposal at a special meeting of shareholders, expected to be convened on March 4, 2010. The proposal to be presented to shareholders would result in each Exeter shareholder of record, on the effective date of the transaction, receiving one share in Newco for each share held in Exeter. There will be no change in shareholder’s holdings in Exeter.

Newco will focus initially on taking Cerro Moro through feasibility, project financing, development and into production. Concurrently, Newco intends to significantly expand the near-mine resources by drilling the many targets yet to be fully explored on the property. In addition, Newco will initiate an exploration program to realize the discovery potential of the other Argentinean projects in the portfolio.

Dr. Eric Roth, currently Exeter’s Mine Development Manager - Argentina, will be appointed CEO and President of Newco. Eric has worked as a mine geologist on gold mines in Australia and Chile, and as an exploration geologist globally for BHP, the Rio Tinto Group companies and AUR Resources. More recently, Eric was Global Exploration Manager for AngloGold Ashanti.

Yale Simpson and Bryce Roxburgh will become co-Chairmen of Newco. The names of additional directors are expected to be announced in the near future, and further senior appointments will be made as Newco progresses through to a mine development decision.

Yale Simpson, Chairman of Exeter said, "Since the discovery of the large Caspiche gold-copper deposit in Chile, with its 19.6 million ounce* inferred gold resource, investor focus has logically been centred on the opportunity provided by such a sizeable discovery. Management has brought considerable technical and financial resources into exploring and de-risking that very important asset, while endeavouring to maintain an aggressive development program at Cerro Moro. The creation of Newco is expected to enhance shareholder value by bringing both investor focus and technical expertise to the Cerro Moro asset.

“We believe that Eric Roth will make a superb leader for the new company, given his career accomplishments to date, his commercial acumen, and his ability to communicate fluently in both English and Spanish. Eric and Jerry Perkins, our VP Development and Operations, are currently establishing a team with the skills and industry presence to successfully develop a mine at Cerro Moro.

“We intend for Cerro Moro to become a stepping stone for developing a mid-tier gold-silver producer with other development projects that may follow in the region. We expect this will provide our shareholders with a long term investment opportunity, far beyond the scope of the Cerro Moro asset alone.

“There is a strong advantage to initiating production on a very high grade project such as Cerro Moro. We liken our situation to that of Meridian Gold (prior to its acquisition by Yamana Gold), that became a successful mid-tier producer based upon the strong operating performance of its original high grade El Penon mine.

“Bryce Roxburgh and I have worked hard to develop a strong shareholder base over the past 6 years. We look forward to introducing Eric Roth to our shareholders, maintaining those established relationships, and continuing to expand our shareholder base.

“The Exeter Board and our Chilean management team will remain in place to take the Caspiche project forward. We intend to continue building shareholder value through expanding the large gold-copper resources and completing the mine development studies currently underway.”

The transaction

The proposed transaction, which is subject to shareholder and regulatory approval, including approval of the Toronto Stock Exchange (the “TSX”), the NYSE Amex and the Supreme Court of British Columbia, will be accomplished by a plan of arrangement, whereby each Exeter shareholder of record on the record date will receive one share in Newco for each share held in Exeter. There will be no change in shareholder’s holdings in Exeter.

Upon receipt of shareholder and all regulatory approvals, and subject to the final approval of Exeter’s Board, Exeter will transfer to Newco, Exeter’s Cerro Moro and other exploration properties in Argentina and approximately $25 million in working capital.

Shareholders will receive an information circular setting out further details of the proposed transaction and a shareholder meeting to approve the proposed transaction is expected to be held on March 4th 2010.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$77 million in its treasury.

On the Caspiche Project in Chile, Exeter recently announced an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 1.12 grams per metric ton silver including 1,017 Mt at a grade of 0.22% copper. This equates to in-situ inferred resources of 19.6 million ounces of gold, 40 million ounces of silver and 4.84 billion pounds of copper (a total of 32.4 million gold equivalent ounces*. Drilling to expand and upgrade the resource estimate commenced this month.

On the Cerro Moro Project in Argentina, Exeter recently announced an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 g/t gold equivalent**. Exeter has drilled nearly 230 infill holes on the Escondida vein structure to upgrade inferred resources to indicated resources for the highest priority areas for mining.

A new Cerro Moro resource estimate is scheduled for April 2010, to be followed by a mine development study in Q2-2010. These studies will form the basis of a mine development decision and the submission of the project to Provincial authorities for permitting. Exploration drilling will continue through 2010. In addition, a new camp will be constructed close to the high grade Escondida Vein.

No site work is planned on the Don Sixto gold-silver project in Argentina over the next quarter.

Matthew Williams, Exeter’s Exploration Manager and Justin Tolman, Exeter’s Caspiche Project Manager both considered a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

You are invited to visit the Exeter web site at www.exeterresource.com.

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EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

*Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-22 dated October 20, 2009).

**Inferred mineral resource estimate of 1,098 Mt containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, expected cash reserves and the expected benefits of the proposed spin-out transaction. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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